ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 27, 2019

Robert Schmidt
T +1 617 951 7831
F +1 617 235 9425
BY EDGAR	robert.schmidt@ropesgray.com

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto

Re:	Stone Ridge Residential Real Estate Income Fund I, Inc. (the “Fund”)

File Numbers: 333-232263; 811-23451

Dear Ms. Rossotto:

On behalf of the Fund, we are transmitting for filing or will hereafter transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) under the 1933 Act to the Registration Statement on Form N-2, initially filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019 (the “Registration Statement”) and previously amended by Pre-Effective Amendment No. 1 (“Amendment No. 1) filed on August 8, 2019.

Amendment No. 2 reflects changes made in response to comments of the SEC’s staff (the “Staff”) provided on October 2, 2019 on Amendment No. 1 to the Registration Statement (the “October 2nd Staff Comments”); the Staff’s comments provided on November 6, 2019 (the “November 6th Staff Comments”) on the Fund’s draft letter and prospectus responding to the October 2nd Staff Comments, which were submitted to the Staff on October 18, 2019; and the Staff’s comments provided on November 26th, 2019 on the Fund’s draft letter and prospectus responding to the November 6th Staff Comments, which were submitted to the Staff on November 11, 2019. For the convenience of the Staff, the comments provided on November 26, 2019 have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus or statement of additional information (“SAI”) are to those filed as part of Amendment No. 2. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portion of this letter for which confidential treatment is sought is marked as [Redacted - Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

Karen Rossotto, Esq.	November 27, 2019

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS

THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

1.

Staff Comment: It is the Staff’s understanding that the Fund may engage in certain transactions in reliance on Rule 17a-6 under the 1940 Act. Please confirm that none of the persons enumerated in clauses (1) through (5) of Rule 17a-6(a) under the 1940 Act will have a direct or indirect financial interest (as such term is defined in the Rule) in a party to any transaction with respect to which the Fund intends to rely on Rule 17a-6.

Response: The Fund intends to ensure that none of the persons enumerated in clauses (1) through (5) of Rule 17a-6(a) under the 1940 Act will have a direct or indirect financial interest (as such term is defined in the Rule) in a party to any transaction with respect to which the Fund intends to rely on Rule 17a-6.

2.	Staff Comment: Please supplementally describe the extent to which the Fund expects to have 50% or greater ownership interests in private investment vehicles.

Response: [Redacted - Confidential Treatment Requested.]

*            *             *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7831.

Very truly yours,

/s/ Robert Schmidt

Robert Schmidt

cc:	Xiao Zhu, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Elizabeth J. Reza, Ropes & Gray LLP
Gregory C. Davis, Ropes & Gray LLP

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